UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 37)*

Coca-Cola Bottling Co. Consolidated

(Name of Issuer)

Common Stock, Par Value $1.00 Per Share

(Title and Class of Securities)

191098102

(CUSIP Number)

Bernhard Goepelt

Senior Vice President, General Counsel and Chief Legal Counsel

The Coca-Cola Company

One Coca-Cola Plaza

Atlanta, Georgia 30313

(404) 676-2121

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 23, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
THE COCA-COLA COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

2

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
THE COCA-COLA TRADING COMPANY LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

3

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
COCA-COLA OASIS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

4

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
CAROLINA COCA-COLA BOTTLING INVESTMENTS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

5

This Amendment No. 37 amends and supplements the original Schedule 13D filed on May 18, 1987 by The Coca-Cola Company, as amended by Amendments 1 through 36 (the “Schedule 13D”).  Terms used herein and not otherwise defined shall have the meanings given such terms in the Schedule 13D.

Item 4.    Purpose of the Transaction

Item 4 is hereby amended and supplemented as follows:

Asset Purchase Agreement for Next Phase Territories. On September 23, 2015, Coca-Cola Refreshments USA, Inc. (“CCR”), a wholly owned subsidiary of The Coca-Cola Company, and Coca-Cola Bottling Co. Consolidated (“Coke Consolidated”) entered into an asset purchase agreement (the “Asset Purchase Agreement”), pursuant to which CCR will grant Coke Consolidated exclusive rights for the distribution, promotion, marketing and sale of products owned and licensed by The Coca-Cola Company in the following territories currently served by CCR: (i) eastern and northern Virginia, (ii) the entire state of Maryland, (iii) the District of Columbia, and (iv) parts of Delaware, North Carolina, Pennsylvania and West Virginia (the “Next Phase Territories”). The Next Phase Territories transactions (the “Next Phase Territory Transactions”) are the first phase of the proposed franchise territory expansion described in the non-binding letter of intent entered into by Coke Consolidated and The Coca-Cola Company on May 12, 2015 (the “May 2015 LOI”) and described in Coke Consolidated’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on May 13, 2015. A summary description of the Asset Purchase Agreement, which is filed as Exhibit 99.2 hereto, is included below.

Pursuant to the Asset Purchase Agreement, Coke Consolidated will purchase from CCR in a series of territory expansion transactions (i) certain rights relating to the distribution, promotion, marketing and sale of certain beverage brands not owned or licensed by The Coca-Cola Company (“cross-licensed brands”) but currently distributed by CCR in the Next Phase Territories and (ii) certain assets related to the distribution, promotion, marketing and sale of both The Coca-Cola Company brands and cross-licensed brands currently distributed by CCR in the Next Phase Territories (the business currently conducted by CCR in the Next Phase Territories using such assets is referred to as the “Next Phase Business”) and assume certain liabilities and obligations of CCR relating to the Next Phase Business. Subject in each case to certain adjustments as set forth in the Asset Purchase Agreement, the aggregate purchase price for the transferred assets is approximately $127.4 million, provided that the base purchase price amount to be paid by Coke Consolidated in cash after deducting the value of certain retained assets and retained liabilities is approximately $99.7 million. The expansion of Coke Consolidated’s distribution territory contemplated by the Asset Purchase Agreement and the May 2015 LOI follows Coke Consolidated’s completion, in May 2015, of a series of territory expansion transactions with CCR (the “Completed Phase Territory Transactions”). The territory acquired by Coke Consolidated in the Completed Phase Territory Transactions includes parts of Tennessee, Kentucky and Indiana (the “Completed Phase Territories”) that were previously served by CCR.

The Asset Purchase Agreement includes customary representations, warranties, covenants and agreements, including, among other things, covenants of CCR regarding the conduct of the Next Phase Business prior to the closing of the transactions contemplated by the Asset Purchase Agreement. The representations and warranties of Coke Consolidated and CCR will survive for 18 months following the applicable closing date under the Asset Purchase Agreement, except that the representations and warranties of Coke Consolidated and CCR relating to incorporation, authority, no conflicts, CCR’s title to the transferred assets and broker fees will not expire, the representations and warranties of CCR with respect to environmental matters will survive for five years following the applicable closing date and the representations and warranties of CCR with respect to employee benefits matters and tax matters will survive for three years following the applicable closing date. CCR is obligated to indemnify Coke Consolidated, among other matters, with respect to inaccuracies or breaches of representations or warranties (subject to certain customary limitations), breaches of covenants and liabilities retained by CCR. Coke Consolidated is obligated to indemnify CCR with respect to inaccuracies or breaches of representations or warranties, breaches of covenants, the ownership, operation or use of the transferred assets or the operations of the Next Phase Business after the closing and certain liabilities assumed by Coke Consolidated.

The Asset Purchase Agreement contains customary termination rights for both Coke Consolidated and CCR, including (i) the right of each party to terminate if all transactions contemplated by the Asset Purchase Agreement have not closed by December 31, 2016 and (ii) the right of Coke Consolidated to terminate (subject to certain conditions) if any matters disclosed by amendments or supplements to the disclosure schedules delivered by CCR would (absent such amendments or supplements) cause the applicable closing condition related to the bring-down of the representations and warranties by CCR in the Asset Purchase Agreement no longer to be met.

6

Consummation of the transactions contemplated by the Asset Purchase Agreement at each closing thereunder is subject to a number of conditions precedent and future events occurring, including, among others: (i) the absence of any law or governmental order precluding the consummation of the transactions contemplated by the Asset Purchase Agreement and the absence of any governmental proceeding seeking such an order, (ii) the receipt of any required governmental consents, (iii) the expiration or termination of any waiting period applicable to the consummation of the transactions contemplated by the Asset Purchase Agreement under the Hart-Scott-Rodino Act, if applicable to the transactions, (iv) the receipt and delivery by CCR of certain third party consents, (v) agreement upon matters related to the financial methodology underlying certain financial information about the Next Phase Business, (vi) agreement upon matters related to the age and condition of certain fleet assets and vending equipment to be transferred at the closing, (vii) with respect to the first closing only, the execution of a Definitive Manufacturing Agreement (as described below), (viii) the execution of the comprehensive beverage agreement (as described below) with respect to the Next Phase Business, (ix) no material adverse effect shall have occurred with respect to the applicable portion of the Next Phase Business, (x) the continued accuracy of the representations and warranties given by CCR and Coke Consolidated (subject to certain qualifications), and (xi) the execution of certain agreements or other documents with respect to the Next Phase Business regarding (A) employee matters, (B) the supply of finished goods by CCR to Coke Consolidated, (C) transition services to be provided by CCR to Coke Consolidated (if necessary), (D) logistics and transportation services to be provided by Coke Consolidated to CCR, and (E) the delivery by The Coca-Cola Company of confirmation of certain marketing funding support arrangements. There can be no assurances that these future events will occur or that these conditions will be satisfied, or if not satisfied, waived at each closing.

Pursuant to the Asset Purchase Agreement, Coke Consolidated and CCR have also agreed to use their reasonable good faith efforts to (i) mutually agree upon one or more legally binding agreements with respect to Coke Consolidated’s economic participation in the existing U.S. national food service and warehouse juice businesses of The Coca-Cola Company and its applicable affiliates, on commercially reasonable terms and conditions to be negotiated in good faith by Coke Consolidated and CCR, and (ii) reach alignment on the key business principles of Coke Consolidated’s economic participation in all future non-direct store delivery products or business models of The Coca-Cola Company and its applicable affiliates, including all future beverages, beverage components, and other beverage products distributed by means other than direct store delivery. However, Coke Consolidated and CCR have agreed that neither the execution of agreements regarding any such economic participation nor reaching alignment on such key business principles is a condition to any closing under the Asset Purchase Agreement.

Comprehensive Beverage Agreements. It is a condition to each closing under the Asset Purchase Agreement that Coke Consolidated and CCR enter into a comprehensive beverage agreement with respect to the portion of the Next Phase Territories that is the subject of such closing, pursuant to which CCR will grant Coke Consolidated exclusive rights to distribute, promote, market and sell the Covered Beverages and Related Products distinguished by the Trademarks (as those terms are defined in the comprehensive beverage agreement) in such Next Phase Territories. Covered Beverages and Related Products include certain brands of The Coca-Cola Company but do not include cross-licensed brands. The form of comprehensive beverage agreement for the Next Phase Territory Transactions is attached as an exhibit to the Asset Purchase Agreement and included in Exhibit 99.2 hereto. The comprehensive beverage agreement for the Next Phase Territory Transactions is substantially the same as the form of comprehensive beverage agreement (the “Initial CBA”) currently in effect in the territories acquired in the Completed Phase Territory Transactions, a copy of which was filed as Exhibit 10.1 to Coke Consolidated’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2014 (as amended by the Amendment to Comprehensive Beverage Agreement filed as Exhibit 10.1 to Coke Consolidated’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2015).

Each comprehensive beverage agreement will have a term of ten years and be renewable by Coke Consolidated indefinitely for successive additional terms of ten years each unless earlier terminated as provided therein. Under each comprehensive beverage agreement, Coke Consolidated will make a quarterly sub-bottling payment to CCR on a continuing basis for the grant of exclusive rights to distribute, promote, market and sell the Covered Beverages and Related Products in the applicable Next Phase Territories. The quarterly sub-bottling payment will be based on sales of certain beverages and beverage products that are sold under the same trademarks that identify a Covered Beverage, Related Product or certain cross-licensed brands. The grant of exclusive territory rights pursuant to each comprehensive beverage agreement will not include the right to produce the Covered Beverages or the Related Products nor will any production facilities be transferred pursuant to the Asset Purchase Agreement; instead Coke Consolidated and CCR (or other supplier authorized by The Coca-Cola Company) will enter into a finished goods supply agreement pursuant to which Coke Consolidated will purchase from CCR substantially all of Coke Consolidated’s requirements in the Next Phase Territories for Covered Beverages, Related Products and expressly permitted existing cross-licensed brands.

7

Amended and Restated Ancillary Business Letter. In connection with the first closing under the Asset Purchase Agreement, Coke Consolidated will amend and restate the letter agreement entered into by Coke Consolidated and The Coca-Cola Company on May 23, 2014, a copy of which was filed as Exhibit 10.3 to Coke Consolidated’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2014 (the “Ancillary Business Letter”) to extend the term of the focus period contemplated thereunder (the “Focus Period”) until January 1, 2020. Pursuant to the Ancillary Business Letter, which grants Coke Consolidated certain advance waivers to acquire or develop certain lines of business involving the preparation, distribution, sale, dealing in or otherwise using or handling of certain beverage products that would otherwise be prohibited under the Initial CBA or under any other form of comprehensive beverage agreement or similar agreement, and subject to certain limited exceptions described therein, Coke Consolidated is prohibited from acquiring or developing any line of business inside or outside of its territories governed by an Initial CBA (or by any other form of comprehensive beverage agreement or similar agreement) during the Focus Period, without the consent of The Coca-Cola Company, which consent may not be unreasonably withheld.

Balance of Proposed Territory Expansion. While Coke Consolidated is preparing to close the transactions contemplated by the Asset Purchase Agreement and begin the process of transitioning the business conducted by CCR in the Next Phase Territories from CCR to Coke Consolidated, Coke Consolidated is continuing to work towards a definitive agreement or agreements with The Coca-Cola Company for the remainder of the proposed franchise territory expansion described in the May 2015 LOI, including distribution territories in central and southern Ohio, northern Kentucky and parts of Indiana and Illinois (the “Subsequent Phase Territories”). There is no assurance, however, that Coke Consolidated and The Coca-Cola Company will enter into such an agreement or agreements.

Territory Conversion Agreement. Concurrent with their execution of the Asset Purchase Agreement, on September 23, 2015, Coke Consolidated, CCR and The Coca-Cola Company executed a territory conversion agreement (the “Territory Conversion Agreement”), which provides that, except as noted below, all of Coke Consolidated’s master bottle contracts, allied bottle contracts, Initial CBAs and other bottling agreements with The Coca-Cola Company or CCR that authorize Coke Consolidated to produce and/or distribute the Covered Beverages or Related Products (the “Bottling Agreements”) would be amended, restated and converted (upon the occurrence of certain events described below) to a new and final comprehensive beverage agreement (the “Final CBA”). A copy of the Territory Conversion Agreement is filed as Exhibit 99.3 hereto. The conversion would include all of Coke Consolidated’s then existing Bottling Agreements in the Next Phase Territories or in the Completed Phase Territories (the “Sub-Bottling Territory”) and in all other territories in the United States where Coke Consolidated has rights to market, promote, distribute and sell beverage products owned or licensed by The Coca-Cola Company (the “Legacy Territory”), but would not affect any Bottling Agreements with respect to the greater Lexington, Kentucky territory received by Coke Consolidated pursuant to the Asset Exchange Agreement described in Coke Consolidated’s Current Report on Form 8-K filed with the SEC on October 20, 2014.

Coke Consolidated may elect to cause the conversion of the Bottling Agreements to occur at any time by giving written notice to The Coca-Cola Company. Further, if the transactions contemplated by the Asset Purchase Agreement are consummated, then the conversion will occur automatically upon the earliest of (i) the consummation of all of the transactions described in the May 2015 LOI regarding the Subsequent Phase Territories (the “Subsequent Phase Territory Transactions”), (ii) January 1, 2020, as long as The Coca-Cola Company has satisfied certain obligations described in the Territory Conversion Agreement regarding its intent to complete the Subsequent Phase Territory Transactions, or (iii) 30 days following Coke Consolidated’s (a) termination of good faith negotiations of the Subsequent Phase Territory Transactions on terms similar to the Next Phase Territory Transactions or (b) notification that it no longer wants to pursue the Subsequent Phase Territory Transactions. At the time of the conversion of the Bottling Agreements for the Legacy Territory to the Final CBA, CCR will pay a fee to Coke Consolidated in cash (or another mutually agreed form of payment or credit) in an amount equivalent to 0.5 times the EBITDA Coke Consolidated generates from sales in the Legacy Territory of Beverages (as defined in the Final CBA) either (i) owned by The Coca-Cola Company or licensed to The Coca-Cola Company and sublicensed to Coke Consolidated, or (ii) owned by or licensed to Monster Energy Company on which Coke Consolidated pays, and The Coca-Cola Company receives, a facilitation fee.

8

Final Comprehensive Beverage Agreement. The form of Final CBA is attached as an exhibit to the Territory Conversion Agreement and included in Exhibit 99.3 hereto. The Final CBA is similar to the Initial CBA in many respects, but also includes certain modifications and several new business, operational and governance provisions. For example, the Final CBA contains provisions that apply in the event of a potential sale of Coke Consolidated or its aggregate businesses directly and primarily related to the marketing, promotion, distribution, and sale of Covered Beverages and Related Products (collectively, the “Business”). Under the Final CBA, Coke Consolidated may only sell the Business to either The Coca-Cola Company or third party buyers approved by The Coca-Cola Company. Coke Consolidated annually can obtain a list of such approved third party buyers from The Coca-Cola Company or, upon receipt of a third party offer to purchase the Business, may seek approval of such buyer by The Coca-Cola Company. In addition, the Final CBA contains a sale process that would apply if Coke Consolidated notifies The Coca-Cola Company that it wishes to sell the Business to The Coca-Cola Company. In such event, if Coke Consolidated and The Coca-Cola Company are unable in good faith to negotiate terms and conditions of a binding purchase and sale agreement, including the purchase price for the Business, then Coke Consolidated may either withdraw from negotiations with The Coca-Cola Company or initiate a third-party valuation process described in the Final CBA to determine the purchase price for the Business and, upon such third party’s determination of the purchase price, may decide to continue with its potential sale of the Business to The Coca-Cola Company. The Coca-Cola Company would then have the option to (i) purchase the Business for such purchase price pursuant to defined terms and conditions set forth in the Final CBA (including, to the extent not otherwise agreed by Coke Consolidated and The Coca-Cola Company, default non-price terms and conditions of the acquisition agreement) or (ii) elect not to purchase the Business, in which case the Final CBA would automatically be amended to, among other things, permit Coke Consolidated to sell the Business to any third party without obtaining The Coca-Cola Company’s prior approval of such third party.

The Final CBA also includes terms that would apply in the event The Coca-Cola Company terminates the Final CBA following Coke Consolidated’s default thereunder. These terms include a requirement that The Coca-Cola Company acquire the Business upon such termination as well as the purchase price payable to Coke Consolidated in such sale. The Final CBA specifies that the purchase price would be determined in accordance with a third-party valuation process equivalent to that employed if Coke Consolidated notifies The Coca-Cola Company that it desires to sell the Business to The Coca-Cola Company; provided, the purchase price would be 85% of the valuation of the Business determined in the third-party valuation process if the Final CBA is terminated as a result of Coke Consolidated’s willful misconduct in violating certain obligations in the Final CBA with respect to dealing in other beverage products and other business activities, if a change in control occurs without the consent of The Coca-Cola Company or if Coke Consolidated disposes of a majority of the voting power of any subsidiary of Coke Consolidated that is a party to an agreement regarding the distribution or sale of Covered Beverages or Related Products.

Under the Final CBA, Coke Consolidated will be required to ensure that it achieves an equivalent case volume per capita change rate that is not less than 1 standard deviation below the median of such rates for all U.S. Coca-Cola bottlers. If Coke Consolidated fails to comply with the equivalent case volume per capita change rate obligation for two consecutive years, it will have a twelve-month cure period to achieve an equivalent case volume per capita change rate within such standard before it will be considered in breach under the Final CBA and the previously described termination provisions are triggered. The Final CBA also requires Coke Consolidated to make minimum, ongoing capital expenditures at a specified level.

Manufacturing Letter of Intent. The May 2015 LOI contemplates that The Coca-Cola Company would work collaboratively with Coke Consolidated and certain other expanding participating bottlers in the U.S. (“EPBs”) to implement a national product supply system. As a result of subsequent discussions among the EPBs and The Coca-Cola Company, on September 23, 2015, Coke Consolidated and The Coca-Cola Company entered into a non-binding letter of intent (the “Manufacturing LOI”) pursuant to which CCR will sell six manufacturing facilities (“Regional Manufacturing Facilities”) and related manufacturing assets (collectively, “Manufacturing Assets”) to Coke Consolidated (the “Manufacturing Transactions”) as Coke Consolidated becomes a regional producing bottler (“Regional Producing Bottler”) in the national product supply system.

9

Similar to, and as an integral part of, the distribution territory transactions described in the May 2015 LOI, the sale of the Manufacturing Assets by CCR to Coke Consolidated will be accomplished in two phases. The first phase will include three Regional Manufacturing Facilities located in Sandston, Virginia; Silver Spring, Maryland; and Baltimore, Maryland that serve the Next Phase Territories Coke Consolidated will acquire pursuant to the Asset Purchase Agreement (as described above). The second phase will include three Regional Manufacturing Facilities located in Indianapolis, Indiana; Portland, Indiana; and Cincinnati, Ohio that serve the Subsequent Phase Territories.

Coke Consolidated will pay to CCR at each closing contemplated by the Manufacturing LOI a cash amount that reflects the net book value of the Manufacturing Assets acquired at each closing subject to mutually agreed adjustments and customary post-closing true-up activities.

The rights for the manufacture, production and packaging of Covered Beverages using cold-fill technology (“Authorized Covered Beverages”) at the Regional Manufacturing Facilities will be granted by The Coca-Cola Company to Coke Consolidated initially pursuant to an initial regional manufacturing agreement substantially in the form attached to the Manufacturing LOI (the “Initial RMA”). Pursuant to its terms, the Initial RMA will be amended, restated and converted into a final form of regional manufacturing agreement (the “Final RMA”) concurrent with the conversion of Coke Consolidated’s Bottling Agreements to the Final CBA as described in the description of the Territory Conversion Agreement included above. Under the Final RMA, Coke Consolidated’s aggregate business directly and primarily related to the manufacture of Authorized Covered Beverages, permitted third party beverage products and other beverages and beverage products for The Coca-Cola Company will be subject to the same agreed upon sale process provisions included in the Final CBA, which includes the need to obtain The Coca-Cola Company’s prior approval of a potential purchaser of such manufacturing business. The Coca-Cola Company will have the right to terminate the Final RMA in the event of an uncured default by Coke Consolidated. The Final RMA also will be subject to termination by The Coca-Cola Company in the event of an uncured default by Coke Consolidated under the Final CBA or under the NPSG Governance Agreement (as defined below).

The proposed transactions described in the Manufacturing LOI will be subject to the terms of a definitive purchase and sale agreement (the “Definitive Manufacturing Agreement”) in a form to be mutually agreed upon by Coke Consolidated and The Coca-Cola Company.

Prior to the end of 2015, Coke Consolidated, The Coca-Cola Company and certain other EPBs who will be considered Regional Producing Bottlers expect to enter into a national product supply governance agreement substantially in the form attached to the Manufacturing LOI (the “NPSG Governance Agreement”). Pursuant to the NPSG Governance Agreement, The Coca-Cola Company and the Regional Producing Bottlers will form a national product supply group (the “NPSG”) and will agree to certain binding governance mechanisms, including a governing board (the “NPSG Board”) comprised of a representative of (i) Coke Consolidated, (ii) The Coca-Cola Company and (iii) each other Regional Producing Bottler. The stated objectives of the NPSG include, among others, (i) Coca-Cola system strategic infrastructure investment and divestment planning; (ii) network optimization of all plant to distribution center sourcing; and (iii) new product/packaging infrastructure planning. The NPSG Board will make and/or oversee and direct certain key decisions regarding the NPSG, including decisions regarding the management and staffing of the NPSG and the funding for the ongoing operations thereof. Pursuant to the decisions of the NPSG Board made from time to time and subject to the terms and conditions of the NPSG Governance Agreement, Coke Consolidated and each other Regional Producing Bottler will make investments in their respective manufacturing assets and will implement Coca-Cola system strategic investment opportunities that are consistent with the NPSG Governance Agreement.

The Manufacturing LOI addresses several other matters related to the acquisition of the Manufacturing Assets and the implementation of the national product supply system, including the current intentions of Coke Consolidated and The Coca-Cola Company with respect to (i) the form of finished goods supply agreement for finished goods sourced from the Manufacturing Assets, (ii) an information technology platform they plan to implement to support Coke Consolidated’s ongoing operation of the Manufacturing Assets and other manufacturing assets owned and/or operated by Coke Consolidated, and (iii) a “National Product Supply Forum” they plan to establish to begin planning activities required to implement the NPSG and the NPSG Board.

10

In addition to the negotiation and execution of a Definitive Manufacturing Agreement, the Manufacturing LOI sets forth certain customary conditions to closings of the Manufacturing Transactions as well as a number of other conditions that Coke Consolidated and The Coca-Cola Company currently intend to be satisfied prior to such closings and/or to be addressed in a Definitive Manufacturing Agreement.

The foregoing descriptions of the Asset Purchase Agreement, the Territory Conversion Agreement and the Manufacturing LOI are only summaries and are qualified in their entirety by reference to the full text of such agreements and all exhibits thereto, which are filed as Exhibits 99.2, 99.3 and 99.4, respectively, to this Amendment No. 37 to the Schedule 13D.

The Asset Purchase Agreement, the Territory Conversion Agreement and the Manufacturing LOI, including any exhibits to these agreements, have been included to provide investors with information regarding their terms. They are not intended to provide any other factual information with respect to CCR, The Coca-Cola Company or Coke Consolidated. There are representations and warranties contained in these agreements which were made by the respective parties to each other as of specific dates. The assertions embodied in these representations and warranties were made solely for purposes of each such agreement and may be subject to important qualifications and limitations agreed to by the respective parties in connection with negotiating their terms (including qualification by disclosures that are not necessarily reflected in these agreements). Moreover, certain representations and warranties may not be accurate or complete as of any specified date because they are subject to a contractual standard of materiality that is different from certain standards generally applicable to stockholders or were used for the purpose of allocating risk between the respective parties rather than establishing matters as facts. Based upon the foregoing reasons, you should not rely on the representations and warranties as statements of factual information. In addition, information concerning the subject matter of the representations and warranties may change after the date of each such agreement, which subsequent information may or may not be reflected in the public disclosures of the parties. Investors should read the Asset Purchase Agreement, the Territory Conversion Agreement and the Manufacturing LOI, as well as all exhibits to these agreements, together with the other information concerning Coke Consolidated, CCR and The Coca-Cola Company that each company or its affiliates publicly files in reports and statements with the SEC.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

As of the date of this report, each Reporting Person may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Act) and shared power to vote or direct the vote of the amounts of Common Stock, par value $1.00, of Coke Consolidated (the “Common Stock”) listed below and may be deemed to constitute a “group” under Section 13(d) of the Act.

Number of shares of Common Stock as to which The Coca-Cola Company has:

(i)	sole power to vote or direct the vote: 0
(ii)	shared power to vote or to direct the vote: 2,482,165
(iii)	the sole power to dispose of or to direct the disposition of: 0
(iv)	shared power to dispose of or to direct the disposition of: 2,482,165

Number of shares of Common Stock as to which The Coca-Cola Trading Company LLC has:

(i)	sole power to vote or direct the vote: 0
(ii)	shared power to vote or to direct the vote: 2,482,165
(iii)	sole power to dispose of or to direct the disposition of: 0
(iv)	shared power to dispose of or to direct the disposition of: 2,482,165

11

Number of shares of Common Stock as to which Coca-Cola Oasis LLC has:

(i)	sole power to vote or direct the vote: 0
(ii)	shared power to vote or to direct the vote: 2,482,165
(iii)	sole power to dispose of or to direct the disposition of: 0
(iv)	shared power to dispose of or to direct the disposition of: 2,482,165

Number of shares as to which Carolina Coca-Cola Bottling Investments, Inc. has:

(i)	sole power to vote or direct the vote: 0
(ii)	shared power to vote or to direct the vote: 2,482,165
(iii)	sole power to dispose of or to direct the disposition of: 0
(iv)	shared power to dispose of or to direct the disposition of: 2,482,165

The Reporting Persons beneficially own 34.76% of the outstanding shares of Common Stock based upon 7,141,447 shares of Common Stock outstanding on July 31, 2015.

Item 7.    Material to be Filed as Exhibits

Exhibit	Name	Incorporated By Reference To
Exhibit 99.1	Directors, Officers and Managers of the Reporting Persons	Filed herewith
Exhibit 99.2	Asset Purchase Agreement, dated September 23, 2015, by and between Coca-Cola Refreshments USA, Inc. and Coca-Cola Bottling Co. Consolidated.	Exhibit 2.1 of Coca-Cola Bottling Co. Consolidated’s Current Report on Form 8-K filed September 28, 2015
Exhibit 99.3	Territory Conversion Agreement, dated September 23, 2015, by and between The Coca-Cola Company, Coca-Cola Refreshments USA, Inc. and Coca-Cola Bottling Co. Consolidated.	Exhibit 10.1 of Coca-Cola Bottling Co. Consolidated’s Current Report on Form 8-K filed September 28, 2015
Exhibit 99.4	Letter of Intent, dated September 23, 2015, by and between The Coca-Cola Company and Coca-Cola Bottling Co. Consolidated.	Exhibit 99.2 of Coca-Cola Bottling Co. Consolidated’s Current Report on Form 8-K filed September 28, 2015

12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE COCA-COLA COMPANY

Date: September 28, 2015	By: /s/ Bernhard Goepelt Name: Bernhard Goepelt Title: Senior Vice President, General Counsel and Chief Legal Counsel

THE COCA-COLA TRADING COMPANY LLC

Date: September 28, 2015	By: /s/ Robert J. Jordan, Jr. Name: Robert J. Jordan, Jr. Title: Vice President, General Tax Counsel and Manager

COCA-COLA OASIS LLC

Date: September 28, 2015	By: /s/ Robert J. Jordan, Jr. Name: Robert J. Jordan, Jr. Title: Vice President, General Tax Counsel and Manager

CAROLINA COCA-COLA BOTTLING INVESTMENTS, INC.

Date: September 28, 2015	By: /s/ Robert J. Jordan, Jr. Name: Robert J. Jordan, Jr. Title: Vice President, General Tax Counsel and Director

Exhibit Index

Exhibit	Name	Incorporated By Reference To
Exhibit 99.1	Directors, Officers and Managers of the Reporting Persons	Filed herewith
Exhibit 99.2	Asset Purchase Agreement, dated September 23, 2015, by and between Coca-Cola Refreshments USA, Inc. and Coca-Cola Bottling Co. Consolidated.	Exhibit 2.1 of Coca-Cola Bottling Co. Consolidated’s Current Report on Form 8-K filed September 28, 2015
Exhibit 99.3	Territory Conversion Agreement, dated September 23, 2015, by and between The Coca-Cola Company, Coca-Cola Refreshments USA, Inc. and Coca-Cola Bottling Co. Consolidated.	Exhibit 10.1 of Coca-Cola Bottling Co. Consolidated’s Current Report on Form 8-K filed September 28, 2015
Exhibit 99.4	Letter of Intent, dated September 23, 2015, by and between The Coca-Cola Company and Coca-Cola Bottling Co. Consolidated.	Exhibit 99.2 of Coca-Cola Bottling Co. Consolidated’s Current Report on Form 8-K filed September 28, 2015